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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057100

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAW Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 North Ocean Blvd., Suite 208
(No. and Street)

Deerfield Beach	Florida	33441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John LoCastro — 954-421-1718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. E. Owens & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2731 Silver Star Road	Orlando	Florida	32808
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/16

OATH OR AFFIRMATION

I, John LoCastro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAW Trading, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Trading

Title

Notary Public

JASON R. WESTFORT
MY COMMISSION # DD 563480
EXPIRES: June 13, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

J. E. OWENS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
JAW Trading, LLC
Deerfield Beach, Florida

We have audited the accompanying statement of financial condition of JAW Trading, LLC, as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of JAW Trading, LLC at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. E. Owens & Company P.A.

Orlando, Florida
February 18, 2009

Members of AICPA and FICPA

2731 Silver Star Road, Suite 100 Orlando, FL 32808-3935 (407) 293-2654 Fax (407) 295-0421

JAW TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 7,801
Deposits with correspondent clearing broker	380,545
Property and equipment, $12,842, at cost, net of accumulated depreciation of $1,248	11,594
Other assets	2,360
TOTAL ASSETS	$ 402,300

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Payable to broker-dealers and clearing organizations	$ 7,154
Accounts payable and accrued expenses	12,322
Note payable	125,000
TOTAL LIABILITIES	144,476

MEMBERS' EQUITY

Members' contributed capital	257,824
Retained earnings	------
TOTAL MEMBERS' EQUITY	257,824
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 402,300

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

JAW TRADING, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions and fees	$ 248,718
Trading gains (losses)	395,086
Interest and dividend income	787
TOTAL REVENUES (LOSSES)	644,591
EXPENSES	
Clearing fees	144,210
Commissions	46,900
Communications	5,865
Interest	11,885
Depreciation	1,248
Licenses and registrations	940
Meals and entertainment	15,215
Occupancy	7,029
Office expense	13,712
Professional services	8,426
Travel	17,409
TOTAL EXPENSES	272,839
NET INCOME	$ 371,752

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements

JAW TRADING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	MEMBER UNITS	MEMBER AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTALS
BALANCE, JANUARY 1, 2008	150	$ 15,000	$ 437,162	$ (158,239)	$ 293,923
Add: Capital Contributions	----	-----	------		------
Less: Distributions			(194,338)	(213,513)	(407,851)
Less: Net Income For The Year				371,752	371,752
BALANCE, DECEMBER 31, 2008	150	$ 15,000	$ 242,824	$ ------	$ 257,824

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

JAW TRADING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 371,752
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	1,248
Decrease (increase) in assets:	
Deposit with correspondent clearing broker	15,162
Other assets	(605)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	9,484
Payable to correspondent clearing broker	7,090
Net cash provided (used) by operating activities	404,131
CASH FLOWS FROM FINANCING ACTIVITIES	
Acquisition of property and equipment	(12,842)
Net cash provided (used) in financing activities	(12,842)
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions to members	(407,851)
Net cash provided (used) in investing activities	(407,851)
NET DECREASE IN CASH	(16,562)
CASH, BEGINNING OF PERIOD	24,363
CASH, END OF PERIOD	$ 7,801

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

JAW TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

JAW Trading, LLC, (the "Company") a Florida limited liability company, organized on December 15, 2003, began its operations in June, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NYSE Arca. The Company clears securities transactions through a correspondent broker on a fully disclosed basis. The correspondent broker performs all operations for the securities transactions and pays the Company a commission.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on the settlement date and are stated at market value. The change in unrealized gains or losses on these securities is added or charged to earnings. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Depreciation

Property and equipment are recorded at cost. For financial statement purposes, depreciation is provided using the straight-line method over the estimated useful lives of the related assets. For tax purposes, the Company uses allowable accelerated methods for depreciation as outlined under the Modified Accelerated Cost Recovery System (MACRS).

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the Company's books and records, and any resulting gain or loss is recognized in income for the period.

The cost of maintenance and repairs is charged to income as incurred and significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes, as outlined in the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the member is liable for individual federal income taxes on the Company's taxable income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net Capital Requirements

Pursuant to the capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital amount. The minimum net capital requirement for the current year is $100,000. The net capital rules may effectively restrict distributions and repayment of subordinated loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission revenues and related clearing expenses are recorded on a settlement date basis.

Advertising Costs

The Company expenses the costs of advertising the first time the advertising takes place.

NOTE B – INTEREST EXPENSE PAID

During the fiscal year ended December 31, 2008, the Company paid interest expense in the amount of $11,885.

JAW TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008, consists of the following:

Furniture	$ 5,500
Equipment	7,342
	12,842
Less: accumulated depreciation	(1,248)
	$ 11,594

NOTE D – SHORT TERM NOTE PAYABLE

On October 1, 2008, the Company renewed a loan in the amount of $125,000 from an individual for an additional period of one year. The note provides for interest at the rate of eight percent (8%) payable quarterly. For the fiscal year ended December 31, 2008, the Company paid interest payments on this note in the amount of $10,000.

NOTE E – COMMITMENTS AND CONTINGENCIES

Effective November 1, 2008, the Company conducted its operations in leased office space under an agreement that expires October 31, 2010. The lease provides for monthly rentals in the amount of $2,120, including taxes, payable in advance on the first of the month. During the fiscal year ended December 31, 2008, the Company paid rent expense in the amount of $6,984.

Future minimum lease payments required under the rental agreement, at December 31, 2008, are as follows:

Year ending December 31,	
2009	$ 25,440
2010	21,200
	$ 46,640

NOTE F – CONCENTRATION OF CREDIT RISK

The Company maintains is cash balances at Wachovia Bank. The accounts at this institution are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2008, the Company's cash balances did not exceed the federal depository insurance limits.

In addition, the Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JAW TRADING, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2008

NET CAPITAL	
Total stockholder's equity	$ 257,824
Nonallowable assets	(13,954)
Haircuts on securities owned and securities sold not yet purchased	-----
NET CAPITAL	$ 243,870
AGGREGATE INDEBTEDNESS	
Liabilities	$ 144,476
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	$ 9,632
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$ 143,870
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.5924 to 1.00

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

JAW TRADING, LLC
RECONCILATION OF NET CAPITAL PURSUANT TO RULE 17a5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2008

RECONCILATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported on the Company's Part II (unaudited) FOCUS report:	$ 243,870
Rounding Difference	-----

Net capital	$ 243,870
	=========

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

J. E. OWENS & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Members
JAW Trading, LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of JAW Trading, LLC, (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive on provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

2731 Silver Star Road, Suite 100 Orlando, FL 32808-3935 (407) 293-2654 Fax (407) 295-0421

The Board of Directors and Members
JAW Trading, LLC

expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects

The Board of Directors and Members
JAW Trading, LLC

indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.E. Owens & Company P.A.

Orlando, Florida
February 18, 2009